50
3/6/03

VF3-5-03

03002182

NITED STATES
ID EXCHANGE COMMISSION
iington, D.C. 20549

OMB APPROVAL
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 45027

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/02 (MM/DD/YY) AND ENDING 12/31/02 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: West Broadway Partners, L.P.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

515 Madison Avenue
(No. and Street)

New York (City) NY (State) 10022 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Gary R. Purwin (212) 832-1110
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Pricewaterhousecoopers LLP
(Name – *if individual, state last, first, middle name*)

1177 Avenue of the Americas (Address) New York (City) NY (State) 10036 (Zip Code)

PROCESSED
MAR 20 2003
THOMSON
FINANCIAL

SEC MAIL PROCESSING SECTION
RECEIVED
MAR 03 2003
WASH. D.C. 155

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2).*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

AH
3/19/2003

OATH OR AFFIRMATION

I, Gary R. Purwin, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of West Broadway Partners, L.P., as of December 31, 20 02, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

VERONICA D. DE LOS SANTOS
Notary Public, State of New York
No. 01DE6066570
Qualified in Queens County
Commission Expires Nov. 19, 2005

Veronica D. De Los Santos
Notary Public

Signature

Financial Operations Officer
Title

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
1177 Avenue of the Americas
New York NY 10036
Telephone (646) 471 4000
Facsimile (813) 286 6000

Report of Independent Accountants on Internal Control Required By SEC Rule 17a-5

To the Partners of
West Broadway Partners, L.P.

In planning and performing our audit of the financial statements and the supplementary schedule of West Broadway Partners, L.P. (the "Partnership") for the year ended December 31, 2002, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Partnership, including tests of compliance with such practices and procedures, that we considered relevant to the objectives stated in Rule 17a-5(g) in the following:

1. Making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11);
2. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13; and
3. Determining compliance with the exemptive provisions of Rule 15c3-3.

Because the Partnership does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Partnership in any of the following:

1. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System; and
2. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3.

The General Partner of the Partnership is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by the General Partner are required to assess the expected benefits and related costs of control and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned

objectives. Two of the objectives of internal control and the practices and procedures are to provide the General Partner with reasonable, but not absolute, assurance that assets for which the Partnership has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with the General Partner's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practice and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of internal control to future periods is subject to the risk that controls may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including procedures for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Partnership's practices and procedures were adequate at December 31, 2002 to meet the SEC's objectives.

This report is intended solely for the information and use of the General Partner, the SEC, the National Association of Securities Dealers, Inc. and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

PricewaterhouseCoopers LLP

February 14, 2003

West Broadway Partners, L.P.

Statement of Financial Condition
As of December 31, 2002

West Broadway Partners, L.P.
Table of Contents

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
1177 Avenue of the Americas
New York NY 10036
Telephone (646) 471 4000
Facsimile (813) 286 6000

Report of Independent Accountants

To the Partners of
West Broadway Partners, L.P.

In our opinion, the accompanying statement of financial condition present fairly, in all material respects, the financial position of West Broadway Partners, L.P. (the "Partnership") at December 31, 2002 in conformity with accounting principles generally accepted in the United States of America. This financial statement is the responsibility of the Partnership's General Partner; our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit of this statement in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

February 14, 2003

West Broadway Partners, L.P.
Statement of Financial Condition
December 31, 2002

Assets	
Cash and cash equivalents	$ 30,198,166
Receivable from clearing broker	23,363,668
Securities owned, pledged to clearing broker, at market value	29,787,864
Investments in affiliated funds, net	151,384
Interest and dividends receivable	52,401
Total assets	$ 83,553,483
Liabilities and Partners' Capital	
Liabilities	
Securities and options sold, not yet purchased, at market value	$ 16,841,589
Payable to swap counterparty	323,127
Dividends and interest payable	4,215,725
Accrued expenses and other liabilities	138,275
Total liabilities	21,518,716
Partners' capital	62,034,767
Total liabilities and partners' capital	$ 83,553,483

The accompanying notes are an integral part of this financial statement.

1. **Organization**

West Broadway Partners, L.P. (the "Partnership"), an Illinois limited partnership, is a registered broker-dealer with the Securities and Exchange Commission (the "SEC") and a member of the National Association of Securities Dealers, Inc. (the "NASD"). The Partnership specializes in hedged investment strategies such as merger arbitrage, options, futures and warrant arbitrage, convertible bond arbitrage and stock index arbitrage, although the Partnership will also participate in other investment strategies, including reverse conversion transactions. West Broadway Advisors, LLC and West Broadway Partners, Inc. (the "General Partner"), Illinois corporations, serve as the general partner of the Partnership.

2. **Significant Accounting Policies**

a. **Financial Instrument Transactions**
Purchases and sales of financial instruments owned, pledged to clearing broker, and financial instruments sold, not yet purchased, other equity derivatives, financial futures and the related revenues and expenses are recorded on a trade-date basis. All financial instrument transactions are executed and cleared through, and held in custody by one broker. This broker is a member of major U.S. and international securities exchanges. Net gain on reverse conversion transactions, which includes realized gains and losses on the underlying securities and option components of such transactions, are determined on the trade date with the counterparty and recognized over the term of the transaction.

b. **Valuation**
Securities listed on a national securities exchange are valued at their last sales price. Securities which are not listed are valued at their last closing "bid" price if held "long" by the Partnership and last closing "asked" price if sold "short" by the Partnership. Options listed on a national securities exchange are valued at their last closing "bid" price if held "long" by the Partnership and last closing "asked" price if sold "short" by the Partnership. Equity derivatives, which include "total return swaps", are valued by the relationship to the underlying equity security and money market based interest rates.

Financial instruments whose market quotations are not readily available are valued at fair value as determined by the General Partner, after consideration of factors considered relevant, including quotations provided by market makers.

The investment in affiliated fund is carried at fair value, which reflects the Partnership's share of the net assets of the underlying partnership.

Financial instruments are either carried at market or fair value, or at amounts that approximate fair value.

c. **Interest and Dividends**
Interest income is recognized on the accrual basis. Dividend income and dividends paid on financial instruments sold, not yet purchased, are recognized on the ex-dividend date.

d. **Taxes**
No provision for federal, state and local income taxes has been made, as partners are individually responsible for taxes on their proportionate share of the Partnership's taxable income.

e. **Use of Estimates**
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the General Partner to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

3. Financial Instruments With Off-Balance Sheet Risk and Concentration of Credit Risk

In the normal course of business, the Partnership trades various financial instruments and enters into various financial transactions where the risk of potential loss due to changes in the market (market risk) or failure of the other party to the transaction to perform (credit risk) exceeds the related amounts recorded. These financial instruments may include financial instruments sold, not yet purchased, financial futures contracts, total return swaps, and written option contracts. At December 31, 2002, the Partnership owned or sold short securities and equity derivatives. There were no options or financial futures contracts outstanding at December 31, 2002.

Financial instruments sold, not yet purchased, represent obligations of the Partnership to deliver specified securities at contracted prices and thereby create a liability to repurchase the securities at prevailing future market prices. Accordingly, these transactions result in off-balance-sheet risk, as the Partnership's ultimate obligation to satisfy the sale of securities sold, not yet purchased, may exceed the amount recognized in the financial statements.

The Partnership is party to two total return swaps ("Swaps") with an international affiliate of its clearing broker. The terms of both Swaps, which mature on November 13, 2003, provide for the Partnership to receive the total return on a publicly traded stock (the "Stock") including cash dividends, and to pay floating 3-month LIBOR plus a spread. The notional amount equals the number of shares multiplied by the initial price of the Stock. Each party has granted the other the right, but not the obligation, to terminate in whole, or in part, prior to the termination of the Swaps, each termination of which can occur before a quarterly valuation date. The Swaps provide that the terminating party will be obligated to pay amounts pursuant to the terms of the transaction plus a penalty, as defined. The fair value of the Swaps is based upon the estimated amount that the Company would receive or pay to terminate the Swaps at the next optional termination valuation date. In the connection with entering into the Swaps, the Partnership is required to maintain a deposit with the counterparty equal to 20% of the value of the underlying equity security. The Partnership has a deposit of $576,216 (included in Receivable from clearing broker on the Statement of Financial Condition). The Partnership deposit requirement's is $750,290, however, the counterparty does not require additional amounts to be deposited ("the additional requirement") until it exceeds $250,000. Accordingly, at December 31, 2002, the Partnership is contingently liable to the counterparty for $174,074. At December 31, 2002, the fair value of the Swaps was an unrealized loss of $323,127, which is reflected as payable to swap counterparty on the Statement of Financial Condition.

During the year, the Partnership engaged in reverse conversion transactions which is a form of arbitrage in which the sale of stock is done simultaneously with the purchase of an unlisted call option and the sale of an unlisted put option, each generally with identical strike prices and expiration dates, which creates the equivalent of an offsetting securities position. The Partnership is subject to market risk to the extent of unfavorable changes in the dividends paid on the underlying financial instruments sold, not yet purchased. The Partnership is also exposed to credit risk in the event that the counterparties on the unlisted options are unable to meet their contractual obligations to the Partnership. Additionally, as a writer of a put option, the

Partnership is exposed to off-balance sheet risk as the Partnership may be committed to buy securities at a future date at prevailing market prices. The Partnership had no reverse conversion transactions outstanding at December 31, 2002.

The Partnership attempts to minimize its exposure to market and credit risks through the use of various strategies and credit monitoring techniques. For reverse conversion transactions, market and credit risks are minimized by entering into such transactions only with securities with a history of consistent dividends and with the Partnership's clearing broker as the sole counterparty.

The Partnership clears all of its securities transactions through a clearing broker. Accordingly, substantially all of the Partnership's credit exposures are concentrated with the clearing broker. The clearing broker can rehypothecate the securities held. Additionally, pursuant to the terms of the agreement between the Partnership and its clearing broker, the clearing broker has the right to charge the Partnership for losses that result from a counterparty's failure to fulfill its obligations. As the right to charge the Partnership no maximum amount and applies to all trades executed through the clearing broker, the Partnership believes there is no maximum amount assignable to this right. At December 31, 2002, the Partnership did not record liabilities with regard to the right. The Partnership has the ability to pursue collection from or performance of the counterparty. The Partnership's policy is to monitor the credit standing of the clearing broker and all counterparties with which it conducts business. In the normal course of business the Partnership enters into contracts that contain a variety of representations and warranties and which provide general indemnifications. The Partnership's maximum exposure under these arrangements is unknown, as this would involve future claims that may be made against the Partnership that have not yet occurred. However, based on experience, the Partnership expects the risk of loss to be remote.

4. Receivable from Clearing Broker

The balance with the clearing broker represents the net proceeds of the financial instruments sold, but not yet purchased and amounts on deposit. Such amounts are subject to margin and other requirements and may not be available for general use, except to close out open short positions.

5. Investment in an Affiliated Fund

Investment in an affiliated fund at December 31, 2002 represents a 12.49% limited partner interest in West Broadway Interactive Capital Fund, LLC. The Partnership's investment in West Broadway Interactive Capital Fund, LLC is $151,384. The affiliated fund is also managed by the Partnership's General Partner.

6. Partnership Terms

Pursuant to the limited partnership agreement, as amended, the Partnership pays the General Partner a management fee computed at an annual rate of 2% of net assets for services rendered in connection with the management and operation of the Partnership. Such fee is calculated monthly based on the value of the net assets of the Partnership at the end of each calendar month. The General Partner may waive its right to receive management fees from certain limited partners. As of December 31, 2002, management fee payable of $87,157 is included as a component of accrued expenses and other liabilities.

In addition, at the end of each year, the General Partner will receive an incentive allocation equal to 20% of the net profits allocated to each limited partner's capital account, exclusive of the limited partner's capital account of the principal of the General Partner. The General Partner

does not participate in the results of operations of the Partnership except to the extent of its incentive allocation.

The term pro rata as used in the statement of changes in partners' capital represents the allocation of income/loss made at the close of each fiscal period in accordance with the partnership agreement. In general, trading income and expenses are allocated among the partners in proportion to each partner's capital interest as of the beginning of such fiscal period.

Under the terms of the limited partnership agreement, a limited partner may withdraw all or any part of its capital account at the end of any fiscal quarter, subject to providing thirty days prior notice to the General Partner.

The General Partner's capital does not include a limited partnership interest of the principal of the General Partner. Such capital amounting to $9,827,926 as of December 31, 2002 is included as a component of Limited Partners' capital.

In order to allow certain investors to participate in "hot-issues", a specified amount of capital may be transferred between the Partnership and an affiliate, at the discretion of the General Partner. There were no hot issues traded during the year ended December 31, 2002.

7. Net Capital Requirement

As a registered broker-dealer, the Partnership is subject to the SEC's net capital rule. The Partnership computes its net capital under the aggregate indebtedness method, which requires the maintenance of minimum net capital equal to $100,000 or 6 2/3% of aggregate indebtedness, as defined, whichever is greater. At December 31, 2002, the Partnership had net capital of $55,259,809, which exceeded its minimum net capital requirement of $290,268 by $54,969,541 and its ratio of aggregate indebtedness to net capital was 0.08 to 1.

8. Reserve and Possession or Control Requirements

The Partnership does not carry securities accounts for customers or perform custodial functions relating to customer securities and, accordingly, is exempt from SEC Rule 15c3-3.

9. Subsequent Event

On January 6, 2003, capital contributions received and withdrawals made were $1,760,000 and $9,554,999, respectively.